

IIB
Independent Investment Bankers

February 8, 2016

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2015

Independent Investment Bankers Corp. (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2015 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

INDEPENDENT INVESTMENT BANKERS CORP.

Dante Fichera
President

7035 Bee Caves Rd | Suite 204 | Austin | TX | 78746 | 512-266-300 | www.iibcorp.com